Exhibit 99.19

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F for the year ended December 31, 2014 (the “Form 40-F”) of Timmins Gold Corp., I, Taj Singh, M. Eng, P. Eng., CPA, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project (the “Estimates”) and to the incorporation by reference of references to, and summaries of, the Estimates in the Form 40-F.

/s/ Taj Singh
Name: Taj Singh, M. Eng, P. Eng., CPA

March 25, 2015